[redacted]

11016640

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2011
DIVISION OF MARKET REGULATION

S ... MMISSION
Washington, D.C. 20549

OEC 6/21/11

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27897 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEI Investment Distributors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MM

# SEI Investments Distribution Co.

## Statement of Financial Condition
## December 31, 2010

pwc

# SEI Investments Distribution Co.

## Statement of Financial Condition
## December 31, 2010

pwc

## Report of Independent Auditors

To The Board of Directors of SEI Investments Distribution Co.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2011

*PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042*
*T: (267) 330 3000, F: (267) 330 3300,* www.pwc.com/us

# SEI Investments Distribution Co.
## Statement of Financial Condition
## December 31, 2010

*(in thousands of dollars, except share data)*

| | |
|---|---|
| **Assets** | |
| Cash | $ 9,979 |
| Cash segregated in compliance with federal and other regulations | 1,000 |
| Securities owned, at market value | 23,322 |
| Deposits with clearing organizations | 100 |
| Receivables from customers, net of allowance for doubtful accounts of $13 | 1,606 |
| Fees receivable from affiliated funds | 2,939 |
| Fees receivable from non-affiliated funds | 1,840 |
| Receivable from affiliate | 38 |
| Receivable from clearing organizations | 1,110 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $1,262 | 4 |
| Deferred income taxes asset, net | 149 |
| Other assets | 458 |
| Total assets | 42,545 |
| **Liabilities and Shareholder's Equity** | |
| Payable to customers | 186 |
| Distribution fees payable | 1,759 |
| Payable to parent | 1,384 |
| Payable to affiliates | 2,922 |
| Payable to clearing organizations | 34 |
| Soft dollar liabilities | 11,756 |
| Other liabilities | 647 |
| Total liabilities | 18,688 |
| Commitments and contingencies (Note 5) | |
| **Shareholder's equity** | |
| Common stock, $1 par value, 1,000 shares authorized, issued and outstanding | 1 |
| Capital in excess of par value | 20,309 |
| Retained earnings | 3,547 |
| Total shareholder's equity | 23,857 |
| Total liabilities and shareholder's equity | $ 42,545 |

The accompanying notes are an integral part of this financial statement.

*(in thousands of dollars)*

## 1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

## 2. Summary of Significant Accounting Policies

### Revenue Recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a trade date basis. Fees earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. Distribution and shareholder servicing fees are recorded net of payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Research costs are recorded when incurred.

### Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $1,000 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

### Securities Transactions

Securities owned on the accompanying Statement of Financial Condition include $23,322 primarily invested in SEI-sponsored money market accounts.

Securities owned and securities sold but not yet purchased are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities sold not yet purchased were $0 at December 31, 2010.

*(in thousands of dollars)*

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

As to the right to charge, SIDCO has no maximum amount and applies this right to all trades executed through the clearing broker. SIDCO believes there is no maximum amount assignable to this right. At December 31, 2010, SIDCO has recorded no liabilities with regard to the right. During 2010, SIDCO paid no amounts to the clearing brokers related to these guarantees.

**Fair Value of Financial Instruments**
The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that are quoted daily. All of SIDCO's investments are classified as Level 1 securities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

**Allowance for Doubtful Accounts**
SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable.

*(in thousands of dollars)*

**Fixed Assets**
Fixed assets consist of the following at December 31, 2010:

| | | Estimated Useful Lives *(in years)* |
|---|---|---|
| Capitalized software | $ 715 | 3 |
| Purchased software | 106 | 3 |
| Furniture | 64 | 5 |
| Equipment | 381 | 5 |
| | 1,266 | |
| Less: Accumulated depreciation and amortization | (1,262) | |
| | $ 4 | |

Fixed assets are recorded at historical cost. Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives for financial accounting purposes, while accelerated methods are used for income tax purposes.

**Accrued Soft Dollars**
Accrued soft dollars on the statement of financial condition include $11,756 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

**Management's Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## 3. Net Capital Requirements

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, SIDCO had net capital of $18,734, which exceeded its minimum requirement by $18,484.

## 4. Income Taxes

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

*(in thousands of dollars)*

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below. The principal temporary differences relate to the timing of recognition of certain revenue and certain accruals and reserves not currently deductible for tax purposes.

At December 31, 2010, SIDCO has net deferred income tax assets of $149 and a deferred tax There is a valuation allowance against deferred tax assets in the amount of $3,470. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2010, SIDCO has a state net operating loss carryforward of $75 million which, if unutilized, will expire in the years 2018-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

| | |
|---|---|
| Accruals and reserves not currently deductible for tax purposes | $ 4 |
| Book/tax difference of recorded assets | (988) |
| Revenue recognized in different periods | (64) |
| Stock based compensation expense | 1,272 |
| State net operating loss carry forward | 3,395 |
| Valuation allowance on certain deferred tax assets | (3,470) |
| Net deferred tax liability | $ 149 |

The Company did not have any unrecognized tax benefit as of December 31, 2010.

SIDCO has a tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

*(in thousands of dollars)*

## 5. Commitments and Contingencies

In the normal course of business, the Company is party to various claims and legal proceedings. The Company has been named as a defendant in certain putative class action complaints (the Complaints) related to leveraged exchange traded funds (ETFs) advised by ProShares Advisors, LLC, which is a client of the Company. To date, the Complaints have been filed in the United States District Court for the Southern District of New York and in the United States District Court for the District of Maryland, although the three complaints filed in the District of Maryland have been voluntarily dismissed by the plaintiffs. Two of them were subsequently re-filed in the Southern District of New York. Two of the complaints filed in the Southern District of New York have been voluntarily dismissed by plaintiffs. The first complaint was filed on August 5, 2009. The Complaints are purportedly made on behalf of all persons that purchased or otherwise acquired shares in various ProShares ETFs pursuant or traceable to allegedly false and misleading registration statements, prospectuses and statements of additional information. The Complaints name as defendants ProShares Advisors, LLC; ProShares Trust, ProShares Trust II; SIDCO, and various officers and trustees to ProShares Advisors, LLC; ProShares Trust and ProShares Trust II. The Complaints allege that the Company was the distributor and principal underwriter for the various ProShares ETFs that were distributed to authorized participants and ultimately shareholders. The Complaints allege that the registration statements for the ProShares ETFs were materially false and misleading because they supposedly failed adequately to describe the nature and risks of the investments. The Complaints allege that the Company is liable for these purportedly material misstatements and omissions under Section 11 of the Securities Act of 1933. The Complaints seek unspecified compensatory and other damages, reasonable costs and other relief. The Complaints were consolidated, and an Amended Consolidated Class Action Complaint (Amended Complaint) was filed on September 24, 2010, which asserted the same claims and added a few individuals who alleged served as "Attorney-in-fact" as defendants. Defendants filed a Motion to Dismiss the Amended Complaint on November 15, 2010. On December 15, 2010, lead plaintiff informed the Court and defendants that he intends to file a second amended consolidated complaint. While the outcome of this litigation is uncertain given its early phase, the Company believes that it has valid defenses to plaintiffs' claims and intends to defend the lawsuits vigorously.

## 6. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is subject to certain management controls and policies maintained by its parent and is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the preceding financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $2,939 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its services pertaining to shareholder services for SEI Class A shares.

Certain costs are allocated by SEI and its affiliates to SIDCO which include: office space, medical premiums, payroll taxes, 401k match, insurance, accounting and legal services, management expense, marketing costs, human resources, server costs and telephone.

*(in thousands of dollars)*

The net effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

Historically, SIDCO has paid dividends to SEI.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to 8% of the revenues derived from the use of the SEI trademark. The payable of $558 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Payable to affiliates account on the accompanying Statement of Financial Condition.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance vesting conditions based on the attainment of certain earnings per share targets established at the date of grant. Earnings per share targets are calculated exclusive of stock-based compensation expense, net of tax. The first performance condition determines vesting of 50% of the options, and a second performance condition determines the vesting of the remaining 50% of the options. The performance conditions are measured annually on December 31. Options granted prior to 2006 also could vest in their entirety seven years from the date of grant. All options outstanding have a 10-year life. The Company believes that awarding stock options with performance-based vesting schedules better aligns the interests of stockholders and employees.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the Company's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. The Company uses historical data to estimate the variables used in the option-pricing model. SFAS 123(R) also requires the Company to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based compensation is amortized over the requisite service periods of the awards, which are generally the vesting periods. The amount of stock-based compensation expense that is recognized in a given period is dependent upon management's estimates of when the diluted earnings per share targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense could be accelerated or spread out over a longer period.

*(in thousands of dollars)*

The weighted average fair value of the Company's stock options granted during 2010 were $7.24 using the following assumptions:

| | |
|---|---|
| Expected term (in years) | 7.43 |
| Expected volatility | 36.35 % |
| Expected dividend yield | 0.84 % |
| Risk-free interest rate | 3.01 % |

This table presents certain information relating to the Company's stock option plans for 2010:

| | Number of Shares | Weighted Average Price |
|---|---|---|
| Balance as of December 31, 2009 | 181,000 | $ 20.48 |
| Granted | 23,000 | 23.86 |
| Exercised | (3,000) | 19.28 |
| Expired or canceled | (10,000) | 25.00 |
| Balance as of December 31, 2010 | 191,000 | $ 20.67 |
| Exercisable as of December 31, 2010 | 91,000 | $ 17.71 |

As of December 31, 2010, there were 91,000 shares exercisable. The expiration dates for options at December 31, 2010 range from December 13, 2011 to December 15, 2020 with a weighted average remaining contractual life of options outstanding is 6.9 years.

This table summarizes information relating to all options outstanding at December 31, 2008:

| | Options Outstanding at December 31, 2010 | | | Options Exercisable at December 31, 2010 | | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices Per Share | Number of Shares | Weighted Average Exercise Price (Per Share) | Weighted Average Remaining Contractual Life (Years) | Number of Shares | Weighted Average Exercise Price (Per Share) | Weighted Average Remaining Contractual Life (Years) |
| $14.05-$14.62 | 25,000 | $ 14.62 | 8.0 | 13,000 | $ 14.62 | 8.0 |
| $14.71-$16.61 | 24,000 | 14.74 | 3.5 | 24,000 | 14.74 | 2.4 |
| $17.35-$19.28 | 59,000 | 18.17 | 7.7 | 28,000 | 18.12 | 7.9 |
| $19.53-$23.86 | 49,000 | 22.62 | 6.5 | 26,000 | 21.52 | 3.3 |
| $27.03-$32.49 | 34,000 | 30.88 | 6.4 | - | - | - |
| | 191,000 | 20.67 | 6.7 | 91,000 | 17.71 | 5.1 |

*(in thousands of dollars)*

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85% of the fair value at the end of the stock purchase period, as defined.

## 7. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earns 67% of its brokerage commissions through one broker.

## 8. Fair Value of Financial Instruments

The fair value of our financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

## 9. Subsequent Events

The Company performed an evaluation of subsequent events through February 25, 2011, which is the date the financial statements were made available to be issued.

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